SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.

Corporate Taxpayer's ID (CNPJ/MF): 00.108.786/0001-65

Corporate Registry (NIRE): 35.300.177.240

Publicly-Held Company

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

NET Serviços de Comunicação S.A. (“NET” or “Company”) pursuant to paragraph 4 of article 157 of Law 6,404/76, and Rule 358/02 of the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários - “CVM”), hereby announces that Embratel Participações S.A. (“Embrapar”) announced in its Statement of Material Fact dated July 5, 2012  that it has decided not to proceed with a public tender offer relating to the deregistration of NET.

Additionally, Embrapar confirmed that it plans only to proceed, jointly with its controlled companies Empresa Brasileira de Telecomunicações S.A. – Embratel and GB Empreendimentos e Participações S.A., with a public tender offer relating to the change of control of NET and the exit of NET from the Level 2 differentiated corporate governance segment of the BM&FBOVESPA, at an offer price of R$26.64 per share, regardless of the class or type, adjusted in accordance with the variation of the CDI (Certificado de Depósito Interbancário) index from June 8, 2012 until the date of the auction for the offer, inclusive, as previously announced by Embrapar in its Statement of Material Fact of June 7, 2012.

Finally, Embrapar announced that it will present to the CVM a new version of the Edital and other documents required to register the public tender offer described above.

São Paulo, July 6, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

General and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 6, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.